Michael E. Tenta (650) 843-5636 mtenta@cooley.com	VIA EDGAR
November 23, 2010
Securities and Exchange Commission
Attention:	Suzanne Hayes Karen Ubell Jeffrey Riedler
100 F Street, N.E.
Washington, D.C. 20549
Re:	Onyx Pharmaceuticals, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 23, 2010 Definitive Proxy Statement filed April 9, 2010 File No. 000-28298
Ladies and Gentlemen:
     On behalf of Onyx Pharmaceuticals, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 17, 2010, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 and Definitive Proxy Statement filed April 9, 2010.
     Please be advised that the Company currently expects that it will provide its response to the Staff’s comment letter on or before December 16, 2010 and will further advise the Staff if it becomes unable to do so.
     Please do not hesitate to contact me at (650) 843-5636 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Michael E. Tenta
Michael E. Tenta
cc:	Matthew K. Fust Executive Vice President and Chief Financial Officer
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